Exhibit 12.1

Optimer Pharmaceuticals, Inc.

Computation of Deficiency of Earnings Available to Cover Fixed Charges

(unaudited — $ in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Loss:
Pretax loss from continuing operations	$(46,139)	$(11,902)	$(7,445)	$(9,910)	$(9,783)
Fixed charges (from below)	—	—	—	—	—

Total loss	$(46,139)	$(11,902)	$(7,445)	$(9,910)	$(9,783)

Total fixed charges	$—	$—	$—	$—	$—

Coverage deficiency	$(46,139)	$(11,902)	$(7,445)	$(9,910)	$(9,783)